UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON DECEMBER 12th, 2022

SUMMARY VOTE STATEMENT

Sendas Distribuidora S.A. (“Company”) discloses to its shareholders and to the market in general, pursuant to the Brazilian Securities Commission (Comissão de Valores Mobiliários) No. 81, dated March 29, 2022, the SUMMARY VOTE STATEMENT for the Extraordinary General Meeting, held on December 12, 2022 (Annex 1).

Rio de Janeiro, December 12, 2022.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

Annex 1

Summary Vote Statement

Resolution No.	Description of the Resolutions	Resolution Vote	No. Of Shares
1	Approval of the amendment of Article 8 of the Company’s Bylaws to include as competence of the Meeting the approval of transactions with related parties, which individual or aggregated value during the course of a fiscal year exceeds R$100,000,000.00 (one hundred million reais), updated annually by the variation of the Consumer Price Index (IPCA), calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, provided that the shareholders interested in the transaction must refrain from voting.	Approve	912.738.341
		Reject	22.115
		Abstain	1.262.715
		Total	914.023.171
2	Approval of the consolidation of the Company’s Bylaws to reflect the changes abovementioned, as well as to reflect in Article 4 the capital increases approved by the Board of Directors.	Approve	888.408.581
		Reject	2.990
		Abstain	25.611.600
		Total	914.023.171

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.